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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3/669

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

920 Providence Road
(No. and Street)

Towson   Maryland   21286-2977
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Road   Timonium   Maryland   21093
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.
9

OATH OR AFFIRMATION

I, _THOMAS L. SCHMIDT_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TLS Financial Services, Inc._ , as of _December 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Thomas L. Schmidt
Signature

PRESIDENT
Title

Rose S. Schmidt
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



10

FORM X-17A-5	# FOCUS REPORT
	(Financial and Operational Combined Uniform Single Report)
	## Part IIA Quarterly 17a-5(a)
	INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿   Alternate ○ [0011]

Name of Broker Dealer: TLS FINANCIAL SERVICES, INC.
                                                              [0013]   SEC File Number: 8- 37664
Address of Principal Place of   920 PROVIDENCE RD   [0014]
Business: [0020]

                                                       21286-   Firm ID: 19625
                                    TOWSON   MD   2977   [0015]
                                   [0021] [0022]   [0023]

For Period Beginning 10/01/2004   And Ending 12/31/2004
                          [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS L. SCHMIDT - PRESIDENT   Phone: (410) 825-1295
                          [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
                          [0032]   [0033]
Name: _____   Phone: _____
                          [0034]   [0035]
Name: _____   Phone: _____
                          [0036]   [0037]
Name: _____   Phone: _____
                          [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⦿ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

11

ASSETS

Consolidated ◌ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	35,160 [0200]		35,160 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

12

7. Secured demand notes
market value of collateral:

_____ [0470]   _____ [0640]   _____0 [0890]

   A. **Exempted securities**

_____ [0170]

   B. **Other securities**

_____ [0180]

8. Memberships in exchanges:

   A. **Owned, at market**

_____ [0190]

   B. **Owned, at cost**

_____ [0650]

   C. **Contributed for use of the company, at market value**

_____ [0660]   _____0 [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

_____ [0480]   _____ [0670]   _____0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

_____ [0490]   _____ [0680]   _____0 [0920]

11. Other assets

_____ [0535]   _____ [0735]   _____0 [0930]

12. **TOTAL ASSETS**

_____35,160 [0540]   _____0 [0740]   _____35,160 [0940]

13

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	500 [1205]	[1385]	500 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]

         1.   **from outsiders**

             [0970]

         2.   **Includes equity subordination (15c3-1(d)) of**

             [0980]

| B.   Securities borrowings, at market value: | | [1410] | 0 [1720] |

       from outsiders

             [0990]

| C.   Pursuant to secured demand note collateral agreements: | | [1420] | 0 [1730] |

         1.   **from outsiders**

14

[1000]

2. Includes
    equity
    subordination
    (15c3-1(d)) of

_____
[1010]

D. Exchange
    memberships
    contributed for use of
    company, at market   _____   _____ 0
    value   [1430]   [1740]

E. Accounts and other
    borrowings not
    qualified for net capital   _____   _____   _____ 0
    purposes   [1220]   [1440]   [1750]

20.   _____ 500   _____ 0   _____ 500
    TOTAL LIABLITIES   [1230]   [1450]   [1760]

Ownership Equity

	Total

21. Sole proprietorship
                                                         _____
                                                              [1770]

22. Partnership (limited partners _____
    [1020])   _____
                                                              [1780]

23. Corporations:

    A. Preferred stock   _____
                                                              [1791]

    B. Common stock   _____ 100
                                                              [1792]

    C. Additional paid-in capital   _____ 28,731
                                                              [1793]

    D. Retained earnings   _____ 5,829
                                                              [1794]

    E. Total   _____ 34,660
                                                              [1795]

    F. Less capital stock in treasury   _____
                                                              [1796]

24.   _____ 34,660
    TOTAL OWNERSHIP EQUITY   [1800]

25.   _____ 35,160
    TOTAL LIABILITIES AND OWNERSHIP EQUITY   [1810]

15

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2004</u>   Period Ending <u>12/31/2004</u>   Number of months   3

              [3932]   [3933]   [3931]

REVENUE

1. Commissions:

     a.   **Commissions on transactions in exchange listed equity securities executed on an exchange**   [3935]

     b.   **Commissions on listed option transactions**   [3938]

     c.   **All other securities commissions**   [3939]

     d.   **Total securities commissions**   0   [3940]

2. Gains or losses on firm securities trading accounts

     a.   **From market making in options on a national securities exchange**   [3945]

     b.   **From all other trading**   [3949]

     c.   **Total gain (loss)**   0   [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   7,958   [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   [3995]

9. Total revenue   7,958   [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   8,515   [4120]

11. Other employee compensation and benefits   40   [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

     a.   **Includes interest on accounts subject to subordination agreements**   [4070]

14. Regulatory fees and expenses   1,110   [4195]

15. Other expenses   1,595   [4100]

16. Total expenses   11,260

16

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

—————— -3,302
[4210]

18. Provision for Federal Income taxes (for parent only)

——————
[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above

——————
[4222]

    a.   **After Federal income taxes of**

——————
[4238]

20. Extraordinary gains (losses)

——————
[4224]

    a.   **After Federal income taxes of**

——————
[4239]

21. Cumulative effect of changes in accounting principles

——————
[4225]

22. Net income (loss) after Federal income taxes and extraordinary items

—————— -3,302
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items

—————— 4,219
[4211]

17

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
such exemption is based

  A. (k)   ☑ [4550]
     (1)–Limited business (mutual funds and/or variable annuities only)

  B. (k)   ☐ [4560]
     (2)(i)–"Special Account for the Exclusive Benefit of customers"
     maintained

  C. (k)   ☐ [4570]
     (2)(ii)–All customer transactions cleared through another broker-dealer
     on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

  D. (k)   ☐ [4580]
     (3)–Exempted by order of the Commission

18

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    <u>34,660</u>
    [3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    <u>34,660</u>
    [3500]

4. Add:

    A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**

        <u>0</u>
        [3520]

    B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

        <u>0</u>
        [3525]

5. Total capital and allowable subordinated liabilities

    <u>34,660</u>
    [3530]

6. Deductions and/or charges:

    A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**

        <u>0</u>
        [3540]

    B. **Secured demand note deficiency**

        [3590]

    C. **Commodity futures contracts and spot commodities - proprietary capital charges**

        [3600]

    D. **Other deductions and/or charges**

        [3610]   <u>0</u>
                        [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    <u>0</u>
    [3630]

8. Net capital before haircuts on securities positions

    <u>34,660</u>
    [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. **Contractual securities commitments**

        [3660]

    B. **Subordinated securities borrowings**

        [3670]

    C. **Trading and investment securities:**

19

1.	Exempted securities	[3735]
2.	Debt securities	[3733]
3.	Options	[3730]
4.	Other securities	[3734]
D.	Undue Concentration	[3650]
E.	Other (List)	

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0	0
[3736]	[3740]

10.	Net Capital	34,660 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	33 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	29,660 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	34,610 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	500 [3790]
17.	Add:	

A.	Drafts for immediate credit	[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]
C.	Other unrecorded amounts (List)	

20

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
		0	0
		[3820]	[3830]

19. Total aggregate indebtedness

	500
	[3840]

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

%	1
	[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

%	0
	[3860]

21

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0		
			[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

22

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		37,962 [4240]
	A. Net income (loss)		-3,302 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		34,660 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2004 Focus Part IIA Report.

23

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15C3-3(K)
December 31, 2004

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k).



Clifton Gunderson LLP

Certified Public Accountants & Consultants

Report of Independent Accountants
on Internal Control as Required by SEC Rule 17a-5

To the Stockholder
TLS Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules for TLS Financial Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining, compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a- 13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Offices in 14 states and Washington, DC



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We noted the following matter involving the internal control and its operation that we consider to be a reportable condition under the standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we consider the lack of segregation of duties to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Henderson LLP

February 7, 2005
Baltimore, Maryland